Exhibit (a)(5)(C)

Editorial Contact:	Investor Relations Contact:
Gwen Carlson	Scott Allen
Conexant Systems, Inc.	Conexant Systems, Inc.
(949) 483-7363	(949) 483-2698
CONEXANT ANNOUNCES RESULTS OF TENDER OFFER FOR ITS 4%
CONVERTIBLE SUBORDINATED NOTES
     NEWPORT BEACH, CALIF., Mar. 31, 2010 – Conexant Systems, Inc. (NASDAQ: CNXT) today announced the expiration and final results of the previously announced offer to purchase for cash any and all of its outstanding 4% convertible subordinated notes “puttable” in March 2011 at a purchase price equal to par value, plus accrued and unpaid interest up to, but not including, the date of payment. The tender offer expired on March 30, 2010 at midnight, Eastern Daylight Time.
     Pursuant to the offer, $104,662,000 aggregate principal amount of the notes, representing 45.04% of the aggregate principal amount of the outstanding notes prior to the offer, had been validly tendered in the tender offer. All notes validly tendered and not validly withdrawn in the tender offer have been accepted for payment by Conexant. Payment of the aggregate consideration of approximately $105.0 million, including accrued and unpaid interest, will be made on the validly tendered notes in accordance with the terms of the tender offer. Conexant expects that payment for the validly tendered notes will be made in same-day funds on March 31, 2010. After the purchase of the tendered notes is completed, $127,708,000 aggregate principal amount of the notes will remain outstanding.
     This press release is for informational purposes only and shall not constitute an offer to purchase nor a solicitation for acceptance of the tender offer described above. The tender offer was made only pursuant to the Offer to Purchase and the related Letter of Transmittal that the company filed previously with the SEC as exhibits to its Schedule TO on March 3, 2010, as amended by Amendment No. 1 to its Schedule TO filed previously with the SEC on March 11, 2010. The tender offer was not made to holders of notes in any U.S. state in which the making or acceptance thereof would not be in compliance with the securities, blue sky, or other laws of such U.S. state.

About Conexant
     Conexant’s comprehensive portfolio of innovative semiconductor solutions includes products for imaging, audio, embedded modem, and video surveillance applications. Conexant is a fabless semiconductor company headquartered in Newport Beach, California.
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Conexant is a registered trademark of Conexant Systems, Inc.